               Issuer Free Writing Prospectus
   Filed on September 17, 2010
Pursuant to Rule 433
Registration No. 333-165165
Home Properties, Inc.

FOR IMMEDIATE RELEASE

Home Properties Announces
ATM Common Share Offering Program

ROCHESTER, N.Y., September 17, 2010 – Home Properties (NYSE:HME) today announced that it has filed with the Securities and Exchange Commission to initiate an At-The-Market (ATM) equity offering program through which it may sell up to 3.6 million common shares.  The shares would be sold from time to time through BofA Merrill Lynch and Stifel Nicolaus Weisel, which will act as sales agents and/or principals.

The Company intends to start utilizing the program in the fourth quarter.  However, if and when shares are issued, it intends to use the net proceeds from the offering for general corporate purposes, which may include the repayment of debt, working capital, capital expenditures, acquisitions, development and redevelopment of apartment communities.

“Although we have no plans to issue equity immediately, our intent is to have a program in place so that we are in a good position to quickly fund any acquisitions of apartment communities that our pipeline may require going forward,” said Edward J. Pettinella, Home Properties President and CEO.

The Company has filed a registration statement, including a prospectus, and a prospectus supplement with the Securities and Exchange Commission (the SEC) with respect to the offering.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the ATM offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company or the sales agents will arrange to send you the prospectus supplement, including the prospectus, if you request it by calling toll-free BofA Merrill Lynch at 1-866-500-5408; or Stifel Nicolaus Weisel at 1-443-224-1988.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s common stock nor shall there be any sale of such common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains forward-looking statements.  Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.  Other risks and uncertainties are described in SEC filings, including the Annual Report on Form 10-K and periodic reports available on the SEC’s website at www.sec.gov.  Home Properties assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets.  Currently, Home Properties operates 113 communities containing 38,019 apartment units.  Of these, 37,151 units in 112 communities are owned directly by the Company and 868 units are partially owned and managed by the Company as general partner.

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237